Filed by Sunset Financial Resources, Inc. pursuant to

Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Alesco Financial Trust

This filing relates to a proposed merger (the ”Merger”) of Alesco Financial Trust (“Alesco”) into a wholly-owned subsidiary of Sunset Financial Resources, Inc. (“Sunset”) pursuant to the terms of an Agreement and Plan of Merger dated as of April 27, 2006 (the “Merger Agreement”), by and among Sunset and Alesco. The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Sunset on April 28, 2006. The Merger Agreement is incorporated by reference into this filing.

The following is a transcript of a conference call held on May 10, 2006 regarding Sunset’s financial results for the quarter ended March 31, 2006 and the Merger:

FINAL TRANSCRIPT

Conference Call Transcript

SFO - Q1 2006 SUNSET FINANCIAL RESOURCES INC Earnings Conference Call

Event Date/Time: May. 10. 2006 / 10:00AM ET

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FINAL TRANSCRIPT

May. 10. 2006 / 10:00AM ET, SFO - Q1 2006 SUNSET FINANCIAL RESOURCES INC Earnings Conference Call

CORPORATE PARTICIPANTS

Jeffery Goldberger

KCSA Worldwide

George Deehan

Sunset Financial Resources, Inc. - President, CEO, COO and Director

Jay McEntee

Sunset Financial Resources, Inc. - CEO, Cohen Bros. & Company

Stacy Riffe

Sunset Financial Resources, Inc. - CFO

Skip Mullens

Sunset Financial Resources, Inc. - VP, Commercial Lending

Byron Boston

Sunset Financial Resources, Inc. - EVP and Chief Investment Officer

Daniel Cohen

Alesco - Chairman of the Board

John Longino

Alesco - CFO

CONFERENCE CALL PARTICIPANTS

Bill Vlahos

Odyssey Value Partners - Analyst

Tom Akin

Talkot Capital - Analyst

Ted Watchell

Millennium Partners - Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to the Sunset Financial Resources first quarter 2006 earnings conference call.

[OPERATOR INSTRUCTIONS]

It is now my pleasure to introduce the host of today’s call, Mr. Jeffery Goldberger of KCSA Worldwide. Sir, you may begin.

Jeffery Goldberger - KCSA Worldwide

Thank you, Masala, and thank you again and welcome to Sunset Financial’s earnings call. Representing the company today are George Deehan, President and Chief Executive Officer, Stacy Riffe, Chief Financial Officer, Byron Boston, Chief Investment Officer, and Skip Mullins, Vice President of Commercial Lending. Also on today’s call, representatives from Alesco, including Daniel Cohen, Chairman of the Board, Jay McEntee, Chief Executive Officer, and John Longino, Chief Financial Officer.

Before I turn the call over to George for opening remarks, let me read the following Safe Harbor statement. Information set forth during this conference call contains forward-looking statements, which involve a number of risks and uncertainties. Sunset and Alesco caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained or implied in the forward-looking information. Such forward-looking statements include, but are not limited to statements about the benefits of the business combination transaction with Sunset and Alesco, including future financial and operating results, the company’s plans, objectives, expectations and intentions and other statement that are not historical facts.

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FINAL TRANSCRIPT

May. 10. 2006 / 10:00AM ET, SFO - Q1 2006 SUNSET FINANCIAL RESOURCES INC Earnings Conference Call

The following factors, among others, could cause actual results to differ from those set forth in forward-looking statements. Factors that affect the timing or ability to complete the transactions contemplated herein, the risks of the business will not be integrated successfully, the risk that cost savings and any other synergies from the transaction may not be fully realized and might take longer to realize than expected, disruption from the transaction, making it more difficult to maintain relationships with lenders and other counterparties or employees, competition and its effects on pricing, spending, third-party relationships and revenues, the failure of the companies to successfully execute the business plan, gain access to additional financing, the availability of additional loan portfolios for future acquisition, continued qualification as a REIT and the cost of capital.

Additional factors that may affect future results are contained in Sunset’s filings with the SEC and are available at the SEC’s website - www.sec.gov. Sunset and Alesco disclaim any obligation to update and revise statements contained in the materials based on new information or otherwise. I’d also like to point out that remarks made during the conference call are based on information and understandings that are believed to be accurate as of today’s date, May 10, 2006. This call is the property of Sunset Financial Resources. Any distribution, transmission, broadcasts or rebroadcasts in any form without express written consent of the company is prohibited.

With those announcements complete, I give you George Deehan.

George Deehan - Sunset Financial Resources, Inc. - President, CEO, COO and Director

Thank you, Jeffery and good morning. And welcome to Sunset Financial’s first quarter 2006 earnings conference call. We appreciate your time and your consideration. Today, we will provide a brief review of our first quarter results followed by a discussion of our recently announced merger with Alesco Financial Trust. Please note that we have posted the slides on www.sunsetfinancial.net to accompany our discussion of the proposed merger. I urge you to access these slides if you have not already done so.

In the first part of today’s call, Stacy Riffe, our chief financial officer, will review our financial results. We will then send the call over to Skip Mullins and Byron Boston for a discussion of their respective practices, residential and commercial lending. At the conclusion of their remarks, we will move into a discussion of our proposed merger with Alesco.

At this time, I will give you Stacy Riffe. Stacy-

Stacy Riffe - Sunset Financial Resources, Inc. - CFO

Thank you, George, and good morning. This morning, I will briefly review the results for the quarter including select balance sheet items. And in certain instances, I will make comparisons to the fourth quarter of ‘05 as opposed to the prior year first quarter. For our first quarter, we generated net income of $978,000 or $0.09 per share. This compares to a net income of $1.4 million or $0.14 per share for the first quarter of ‘05 and net income of $305,000 or $0.03 per share in our most recent quarter - the fourth quarter of ‘05.

Total interest income for the quarter was $13 million. Interest income on the residential portfolio was $12 million, up from $11.5 million posted in the fourth quarter. The average yield on the residential portfolio during the quarter was 4.5%, up from 4.2% in the fourth quarter. Interest income on the commercial portfolio was generated from the two unimpaired loans and totaled $808,000, down from $873,000 in the fourth quarter.

Net income interest in the first quarter was $3.1 million compared to $2.6 million in the fourth quarter of ‘05.. This represented an annualized margin of 112 basis points versus 91 basis points in the fourth quarter. Our interest rate spread in the first quarter was 79 basis points compared to 58 basis points in the fourth quarter. Operating expenses were $2.1 million for the quarter, flat from the fourth quarter. Legal and professional fees continue to be high, related to our Sarbanes-Oxley compliance, merger related activities and lawsuit defense activities.

Now, turning to the balance sheet. Total assets at March 31 were $1.1 billion, down $56 million since December 31. Of the residential assets, 58% were agency securities carried at fair value. 27% were non-agency AAA rated securities carried at fair value. And 15% were securitized loans carried at amortized historical costs. Unamortized premium on the resi book was $8.4 million at March 31. The balance of our commercial loan portfolio declined about $7.9 million from 12-31, primarily the result of our receiving $3.4 as the proceeds from the sale of the multi-sport facility in New Jersey and approximately $3 million of principle payments on the Peerless Resort development loan in North Carolina. Total liabilities at March 31 were $997 million, a decrease of $58 million since year end and were comprised primarily of $974 million in reverse repurchase agreements.

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FINAL TRANSCRIPT

May. 10. 2006 / 10:00AM ET, SFO - Q1 2006 SUNSET FINANCIAL RESOURCES INC Earnings Conference Call

The weighted average interest rate on repos outstanding at March 31 was 4.8% compared to 4.4% at December 31. At March 31, the notional amount of our interest rate swap was $944 million with a weighted average rate of 4%, and increase of 19 basis points since year end. Book value at March 31 was $10.42 per share compared to $10.17 per share at December 31. Adjusting for the unrealized losses of $6.8 million on our securitized loans, book value at March 31 was $9.77 versus $9.60 at December 31. As a reminder, the securitized loans are carried on the balance at historical costs and have not been adjusted to fair value. The overall leverage at March 31 was 9.1 times stockholders equity compared to 9.8 times at December 31.

That concludes my remarks. I will now turn the call over to Skip Mullins for a commercial report.

Skip Mullins - Sunset Financial Resources, Inc. - VP, Commercial Lending

Thank you, Stacy. This morning, I will provide an update to our commercial loan portfolio, including our legacy loans and existing loan activity. During the first quarter, Sunset continued to reduce its exposure to legacy commercial portfolio. I am pleased to report that since the first of the year, we have made considerable progress in reducing our exposure on the North Carolina resort loan. At 12-31-05, we carried a loan balance of almost $16.7 million. By the end of the first quarter, we had reduced our exposure to approximately $13.6 million. And the current balance on this debt today is approximately $13 million and continues to be reduced from the sales of lots in this development.

On March 17, 2006, we received the majority of the proceeds from the previously announced court supervised sale of the sport complex property in Voorhees, New Jersey. As a result, Sunset received proceeds of approximately $3.4 million, which covered our exposure on this loan. An additional $100,000 is expected to be released shortly. As you know, we have retained the right to pursue collection on the $2.5 million deficiency resulting from this sale and are currently exploring our options.

As of March 31, RightStar, the cemetery-funeral home operation in Hawaii, had an outstanding loan amount of approximately $5.7 million, for which we took an impairment charge for the entire amount in Q2 2005. We are continuing our collection efforts related to this loan and, as of March 31, there are no material changes in the status of this asset.

Finally, I would like to provide an update on the one remaining commercial loan transaction we entered in 2005 under our revised loan policy and procedures. This transaction, entered into in June 2005, was a $5 million loan to fund a retail development in Orange Park, Florida. Today, this loan is performing and in compliance with the terms of the loan agreement. We expect this loan to be paid in full by its maturity date of June 10, 2006.

With my comments complete, let me turn the call over to Byron Boston.

Byron Boston - Sunset Financial Resources, Inc. - EVP and Chief Investment Officer

Good Morning. Since the first quarter of 2006, we continue to maintain our strategy of a defensive posture toward the fixed income markets. We expected rates to rise and, as such, we maintained our duration target of zero and a vigilant monitoring of our exposure to a flatter yield curve. As many of you know, our strategy has been to preserve market value while generating net interest income. In spite of a 50 basis point rise in rates across the curve, our portfolio market value has remained relatively flat in 2006.

In addition, as a result of our previous hedging decisions and a slowdown in prepayment speeds, our residential net spread widened by 23 basis points to 71, while our net margin widened similarly to 98. Our portfolio continues to season nicely as it rolls down the yield curve. The average prepayment speed on our portfolio dropped to 17 CPR for the first quarter of 2006, down from a peak of 26 CPR for the third quarter of last year. We will continue to maintain a defensive posture through this period of transition.

With that, I’ll turn it back over to George.

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FINAL TRANSCRIPT

May. 10. 2006 / 10:00AM ET, SFO - Q1 2006 SUNSET FINANCIAL RESOURCES INC Earnings Conference Call

George Deehan - Sunset Financial Resources, Inc. - President, CEO, COO and Director

Thank you, Byron. That concludes our portion regarding the first quarter earnings. And now, I will pass this to Daniel Cohen, Chairman of the Board of Alesco. Daniel?

Daniel Cohen - Alesco - Chairman of the Board

Yes. Thank you very much, George. I’m excited to participate in this conference call as we really try to transition the company to earnings that we think are in line with what we’ve been able to do in Alesco and asset classes that will minimize our interest rate sensitivity and take advantage of the panoply of professions that we have, among whom I have Jay McEntee, who serves as the chief executive officer of our REIT management company, and John Longino, who serves as chief financial officer as well.

We are excited to participate, recapping the terms of this relationship. We are excited to join Sunset and have really started to manage the assets of Sunset. And we’re excited to provide the services as we go forward with the merger of the two companies together. I just want to reiterate and I’m going to really turn it over to Stacy in just a minute to explain the process that was undertaken by Bank of America and Sunset, in terms of finding us, Cohen Brothers Management, and Cohen Brothers, LLC to be the external manager of Sunset as we merge into Alesco Financial.

Now, I’ll explain what our rationale is as well. Ultimately, the two companies are linked together. If Alesco does well, Sunset will do well. If Sunset does well, Alesco will do well. And it’s a transaction that we really expect to be accretive to both companies in terms of earnings within the first year of operation. It will increase Sunset’s return on equity and while Sunset will suffer some book value dilution, the return on equity benefit we believe is more than substantial in terms of making up for this. It also will benefit from access to our investment strategies and Cohen Brothers manages over $10 billion in assets now.

In terms of direct loans that we’ve made to banks, insurance companies and other assets, middle market loans as well as asset-backed securities and mortgage-backed securities. And these are businesses that will continue with 70 professionals going forward. And it’s really that access to the professionals for a company that really needs to redeploy its assets out of what now is a very, very difficult interest rate environment for the type of assets that have been managed very well by Sunset on the residential side. That will really, going forward, sense that we’ll be able to participate in theses skills, in these investment opportunities and in our increased access to the capital markets.

It’s a decision that Sunset did not enter into lightly. And I’m going to turn it over to Stacy to talk about the process that Sunset went through.

Stacy Riffe - Sunset Financial Resources, Inc. - CFO

Thank you, Daniel. And if you have the presentation in front of you, I’m on - starting here on page seven. I’d like to start by just reviewing the process that the special committee of our board of directors started last October. Given the meager performance of the company since inception, the board felt it was necessary to review various strategic alternatives for the purpose of enhancing performance and creating value. The first step in that process was to hire Bank of America in October of 2005. B of A came in and fairly quickly started contacting parties - contacted, actually, over 70 parties and within a few weeks, we had 21 parties that had signed confidentiality agreements. And we had a due diligence room open for all 21 of these potential bidders to start their due diligence.

In December, the initial letters of interest were due and we actually received four proposals. All four of the parties expressed concern over the valuation of our Peerless loan because of its size relative to our equity. Therefore, we believed it was necessary to obtain a new appraisal on the underlying collateral in order to maximize the valuation on that loan. Therefore, during the month of January and February, we obtained a new appraisal. It was a several week process given the size of the development. And towards the end of February, we received an updated appraisal on that property and provided that information to the parties that were still interested in looking at the company.

In March, we received two final proposals and then we commenced definitive negotiations. That culminated on April 28 with our announcement of merging with Alesco Financial Trust. During this process, the process of making a decision regarding the strategic direction of the company, our special committee analyzed three primary alternatives. That would be liquidation of the company, stay the course for the Alesco merger. In looking at liquidation - and I’ll provide you some detailed numbers on this here momentarily - the estimated valuation of the company ranged between $8.41 per share and $8.98 per share.

Apparent in that is some risk in the valuation of our commercial asset, due to the potential terming of liquidating those assets. There was discussion regarding maximizing Peerless - the Peerless loan that we might want to place in a liquidating trust for some period of time that could potentially extend beyond a year. On the other hand, if we try to liquidate that loan on a fairly short order, we would likely be taking a fairly sizeable discount to our book value in that loan. Again, that loan value at the time of working on this was somewhere around $16 million.

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FINAL TRANSCRIPT

May. 10. 2006 / 10:00AM ET, SFO - Q1 2006 SUNSET FINANCIAL RESOURCES INC Earnings Conference Call

Also, in looking at the liquidation analysis, the dividends that can be paid out to the shareholder, a portion of that could be paid out relatively quickly. The remainder of that would be paid out at the end of the process, which I will take you through here shortly.

Reviewing the stay the course option, one of our biggest limitations in the stay the course option is our limitation to the capital market. Additionally, with our existing platform, it’s very difficult for us to achieve economies of scale. As you all know, our G&A burden is rather high and would continue to be high, due to rather limited growth in our assets. Spreads, while they have been positive over the past several quarters, they are still pretty thin on our RMBS portfolio. All these things culminate in lower earnings and lower dividends.

Then we looked at the - the special committee looked at the Alesco merger. This is what ultimately was a culmination of our strategic alternatives process. This alternative allows us to reallocate our assets into higher yielding investments. It allows us to immediately recognize reduction in our G&A burden. It provides increased capital availability as well as increased liquidity to our shareholders and provides what we believe will be a substantial increase in the dividend.

Walking through the details of the liquidation analysis, starting with our March 31 numbers, which we just reported - we filed our 10-Q last night - our unaudited book value is $10.42 per share. After taking into consideration the adjustments on the securitized loans of roughly $0.65 per share, some other assets on the books that - the differed financing fees on our trust preferred, that brings us down to an adjusted book value of $9.72.

Then you can see there’s a range of anywhere between $0.74 and $1.31 on transaction related expenses in conjunction with the liquidation. That would be asset disposition expenses, whether we were able to quickly dispose of the Peerless loan, which would probably take on, again, some sort of discount to book value. Or if we were to hold that for some number of months, possibly in excess of a year to reap full value for it. Transaction fees that represents our bankers, our attorneys, our auditors and our tax advisors we would have to have throughout this transaction.

Then there is the severance pay component as the current employment agreements would be honored in a liquidation scenario. And then, other breakage, what I call breakage cost - office wind down costs, breaking the office lease, other technology type licensing and maintenance and other contractual agreements that we have in place. That brings the liquidation value down to somewhere between $8.41 per share and $8.98 a share.

The process of liquidation, while it may, on the surface sound fairly simplistic, it actually - there are a number of steps that would have to be completed before we would be able to completely liquidate the company. First and foremost, the board would have to approve a liquidation scenario. Once approved, we could embark upon selling the assets and potentially dividend out, up to 50% of the assets. However, the board would likely not opt to do that because in the event that the liquidation was not voted on and approved by our stockholders, then we would have reduced the asset base of our company down to roughly half of where it would be today and we would still have the overhead burden that we have.

A more likely process would be that we would go ahead and file the documentation with the SEC and go through whatever period of SEC review we might have. Then we would have a 30 to 45 day consent solicitation period. And then, the vote for liquidation requires two-thirds of our shareholders to approve that measure. Once that approval is received, if it were to be received, then the company must provide 20-day notice to our creditors’ employees before completing the dissolution - before filing for dissolution.

File for dissolution and start the remaining wind-down. Sell out the remaining RMBS portfolio. Again, the commercial loan valuation would be possibly problematic, given that the Peerless loan is still a fairly sizeable loan. So, there would have to be a determination made on how we liquidated that asset. And then, once liquidation of the asset is complete, the creditors are paid back and then stockholders would be given 60 days to provide proof of ownership. Again, going through this process, as you can see there on the timeline, it could take probably as short as 60 to 90 days and up to an excess of 200 days. During this process, there would be some level of management needed throughout iquidation. And we would still, as I mentioned on a prior side, incur severance expenses and other transaction and breakage costs.

One of the other alternatives that the board reviewed was stay the course. What is presented here on page 11 in the presentation is, we believe, some of the relevant metrics are in the stay the course analysis. Given our limited access to capital at the current time, our maximum assets by reinvesting and leveraging up our balance sheet would be somewhere in the neighborhood of $1.3 to $1.5 billion. Our maximum leverage is - would be 12 times and our G&A burden would still be in the 7% of equity range, which is terribly high.

Given this performance, our return on equity would be somewhere in the neighborhood of 3.5% to 5% and we estimate that our annual dividend would be approximately $0.40. This would produce a dividend yield in the 4.5% to 5% range. And as I mentioned, one of the largest hurdles to

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FINAL TRANSCRIPT

May. 10. 2006 / 10:00AM ET, SFO - Q1 2006 SUNSET FINANCIAL RESOURCES INC Earnings Conference Call

this particular alternative is our limited access to capital. Additionally, to improve the yields on the assets, we would look to restart our commercial lending program or - in turn of some other higher yielding strategy. To do that, we would need to take on some additional overhead. As you know, we currently only have one person in the commercial lending arena. We would need to add to that. Also, we would have to look for financing for the commercial loan platform. We continue to have exposure to refinancing risk, given that we refinance with our short-term repos.

I hope this overview has provided a worthwhile review of how the special committee has analyzed our alternatives over the past several months.

And I would now like to turn the call over to John Longino, the CFO of Alesco.

John Longino - Alesco - CFO

Thank you, Stacy. Good morning, everyone. What I’m going to walk through here is a comparison of the first quarter financial results for Sunset and Alesco, talk a little bit about the economic models under which each of these companies operates and then turn it back over to Dan for a summary before we take questions.

Looking at slide number 12, as Stacy just walked through, Sunset had net income of $978 million for the first quarter. That compares to $2.394 million for Alesco for, actually, two months of operations, February and March. Earnings per share of $0.09 for Sunset, annualized at $0.36 per share or 3.6% ROE. Alesco’s earnings of $0.21 for the first quarter would annualize to a 14% - 14.1% ROE. In fact, for the first two months of operations, we ramped the balance sheet to $2.2 billion of assets, which are all earnings and in place and consequently our yield for the second, third and fourth quarters would actually increase slightly over the first quarter.

Turning to slide 13, looking at the economic models under which each of the companies was built, Sunset has a two-prong strategy at the RMBS in commercial with 90% of the equity allocated for the RMBS asset class, 10% in commercial. Looking at the return on levered capital at 7.15% for RMBS and 5.70% for commercial. Alesco, on a blended basis of our asset classes, is 9.76%. The return on unlevered equity - 5%, 12% for the Sunset classes and 5.94% for Alesco. So, you have gross ROEs of 12.15% for the RMBS, 17.7% for commercial. And Alesco’s blended ROE is 15.7%.

Based on the weighting of 90% of the equity being in RMBS, you end up with a gross return on the portfolio of 12.71% for Sunset and 15.7% for Alesco. In addition, because of the internal structure at Sunset versus the external manager arrangement at Alesco, there’s a significant benefit to the shareholders in the G&A expense category, which makes the net ROE 14.4% for Alesco versus 5.7% for Sunset. Part of that is driven by the fact that, to the extent Alesco invests in CDOs that are managed by Cohen Brothers, who is the external manager, there is a credit given on the asset - collateral asset management fees paid to Cohen Brothers that has a significant impact in reducing the G&A burden borne by the shareholders of Alesco.

With that, I will turn it back to Daniel Cohen for summary remarks before we take questions.

Daniel Cohen - Alesco - Chairman of the Board

Yes, on the next couple of pages, we provided something - what we think is the value, ultimately. As we strive to achieve our strategy, the market will determine the value of what we’re doing. We have - the pipeline to fully deploy Sunset Financial’s assets into asset classes that have been part of our core management practice since 2001, we have the professionals that we’re able to dedicate to maximizing the return on equity and the return to investors. And we believe that, on a pro forma basis, the combined company can earn a pro forma dividend of $1.10 a share. That’s the goal.

Now, in terms of the valuation of what we do, we’ve wanted just to frame what we think a comparable valuation of the company is. But ultimately, that’s for the market to really determine. We know the type of dividend that we can have in the business line that we’re involved in. We know how structured finance REITs ultimately can trade and people who are making value by participating in direct lending mix. That’s what we’re really bringing from Alesco Financial and from Cohen Brothers Management. In addition, the size of the company benefits from the relatively low cost of the external management.

Now, our goal is to lay this out, to give people some clarity about the process that Sunset Financial went through in terms of choosing this option, which we’re thrilled to participate in and thrilled to maximize value going forward for investors. So, with that, you have all of the participants - Jay McEntee also, who did not speak on the phone.

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FINAL TRANSCRIPT

May. 10. 2006 / 10:00AM ET, SFO - Q1 2006 SUNSET FINANCIAL RESOURCES INC Earnings Conference Call

And operator, if we could open it up to questions, that would be very nice.

QUESTION AND ANSWER

Operator

[OPERATOR INSTRUCTIONS]

And our first question comes from the line of Bill Vlahos with Odyssey Value Partners. Please proceed.

Bill Vlahos - Odyssey Value Partners - Analyst

Thanks. Hey, George, could you just talk a little bit about what the competing offers were like? I mean, I just find it very, very hard to believe that nobody would offer materially more than $8.74 with more liquidity for the company. I mean, here we have a book value - adjusted book of $9.77 and for you guys to try to make the argument that the real value after liquidation could be as low as $8.41 or whatever. It’s just hard for me to imagine. I mean, I fully understand how, over long periods of time, this could work out okay for Sunset shareholders. But I don’t think most shareholders want that. I think the reality is most people want a higher rate of return now. So, if you could just tell us what other sort of offers you got, that would be great.

George Deehan - Sunset Financial Resources, Inc. - President, CEO, COO and Director

Well, I - Bill, that’s a good question and I, hopefully, the - we have addressed that in our presentation this morning. And let me go back to it. We had some 70 people look. We had 21 go through our data room and four in the final four and the special committee and Bank of America who I’d have to say is, as I believe, one of the better investment bankers in the country, along with our special committee of the board, selected what we feel they feel is, in fact, the best offer on the table.

Bill Vlahos - Odyssey Value Partners - Analyst

So, what did the other best offers look like?

Stacy Riffe - Sunset Financial Resources, Inc. - CFO

What we - Bill, this is Stacy. We really aren’t at liberty to discuss the other offers.

Bill Vlahos - Odyssey Value Partners - Analyst

Well, why don’t you discuss sort of generically, what did they look like? Did people offer you $9.25 cash? Did they offer you nine bucks with more liquidity? I mean, generically, what would you consider the second and third best offers? What did they look like?

Stacy Riffe - Sunset Financial Resources, Inc. - CFO

We did not have an offer on the table that had a nine in it. They were all below $9.00. The other finalists - it ranged from, looking at an outright purchase of the company, another merger potential. But none of them had, in our opinion, the upside potential that this provides nor did they have a better price for purchasing, effectively purchasing the company today.

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FINAL TRANSCRIPT

May. 10. 2006 / 10:00AM ET, SFO - Q1 2006 SUNSET FINANCIAL RESOURCES INC Earnings Conference Call

George Deehan - Sunset Financial Resources, Inc. - President, CEO, COO and Director

Yes, Bill, let me take it back. That’s a good point, Stacy. I feel real - as the CEO of this company, trust me on this, what Stacy just said is in fact the truth, that in our evaluation, you look at the quality of Cohen, Alesco ...

Bill Vlahos - Odyssey Value Partners - Analyst

No, no, no. I understand all that. I understand the value, potentially, of Cohen and Alesco.

George Deehan - Sunset Financial Resources, Inc. - President, CEO, COO and Director

And their price, Bill, was the best that the special committee and Bank of America came back to and shared with us that we have made an excellent choice going forward, with the price and the potential upside.

Bill Vlahos - Odyssey Value Partners - Analyst

Okay. So, you’re telling me that nobody made you an offer with a nine in front of it as a straight purchase.

Stacy Riffe - Sunset Financial Resources, Inc. - CFO

That is absolutely correct.

Bill Vlahos - Odyssey Value Partners - Analyst

I find that very hard to believe.

Stacy Riffe - Sunset Financial Resources, Inc. - CFO

Well, if you can bring us one to the table, we’ll be happy to talk to them.

Bill Vlahos - Odyssey Value Partners - Analyst

Okay. I might do that.

Stacy Riffe - Sunset Financial Resources, Inc. - CFO

We - again, we talked to - or be it we - I say we, collectively as a group - Bank of America talked to a number of people, obviously, in visiting with 70 different groups, it was a pretty broad spectrum of companies. Twenty-one of those, which again is a fairly sizable number, entered our data room and out of that came two final proposals, neither of which were $9.00 or more.

Bill Vlahos - Odyssey Value Partners - Analyst

I find that really hard to believe. With an adjusted book of $9.77, New York Stock Exchange company. You gave us an update on the Peerless loan, which obviously, is a very good loan performing well, even if it’s a large percentage of the portfolio. I just find that really hard to believe.

George Deehan - Sunset Financial Resources, Inc. - President, CEO, COO and Director

Well, Bill, I’m sorry you feel that way, but trust me, the Bank of America did a very, very thorough job in this process in finding what we feel was a very, very attractive offer.

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FINAL TRANSCRIPT

May. 10. 2006 / 10:00AM ET, SFO - Q1 2006 SUNSET FINANCIAL RESOURCES INC Earnings Conference Call

Daniel Cohen - Alesco - Chairman of the Board

Bill, if I can just add ...

Bill Vlahos - Odyssey Value Partners - Analyst

Who is this?

Daniel Cohen - Alesco - Chairman of the Board

This is Daniel Cohen. I don’t mean - I just wanted to add - we did a lot of work in terms of looking at the mortgage-backed assets of the company. In terms of looking at the Peerless loan, having - looking at this as the company that’s made five commercial loans, three of which missed their initial payments, it’s a portfolio that was put together relatively hastily, in a very competitive lending environment. We looked - we don’t want unhappy people to be our partners. We want happy people to be our partners.

Bill Vlahos - Odyssey Value Partners - Analyst

Well, you sure have them.

Daniel Cohen - Alesco - Chairman of the Board

Well, what I - I don’t - I think we tried to make and we did make the best offer that we could. We don’t - we think that we’re going to be able to maximize the income, not over the long term, but over a very short period of time. We think that we bring a lot of resources towards managing this company. We think that we bring the access to assets that have not had the loss rates of the commercial assets in this portfolio have had. We’ve managed many, many more residential mortgage-backed security assets than Sunset, currently, has on its books. And I think, in a very, very short time, we should be able to create value for investors.

Bill Vlahos - Odyssey Value Partners - Analyst

How do you define a very, very short period of time?

Daniel Cohen - Alesco - Chairman of the Board

Well, I think we’re expecting to redeploy the assets of the company over the next six months and that we expect - the reason why we wanted to enter into this transaction the way that we did and the reason why we wouldn’t have entered into this transaction in any other way, was simply because we wanted to have - we were worried about the stability of the value of the assets over the closing period. And it made sense for us ...

Bill Vlahos - Odyssey Value Partners - Analyst

Yes, but the book for us has been going up.

Daniel Cohen - Alesco - Chairman of the Board

What?

Bill Vlahos - Odyssey Value Partners - Analyst

The book value has gone up.

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FINAL TRANSCRIPT

May. 10. 2006 / 10:00AM ET, SFO - Q1 2006 SUNSET FINANCIAL RESOURCES INC Earnings Conference Call

Daniel Cohen - Alesco - Chairman of the Board

These assets, the type of assets that they are, sometimes it will go up, sometimes it will go down, but there are - there is fluctuations because the interest rate sensivities ...

Bill Vlahos - Odyssey Value Partners - Analyst

But obviously, the portfolio is being well hedged. Byron’s done a very good job and the book value has gone up. I mean, I understand why it’s an accretive deal for Cohen.

Daniel Cohen - Alesco - Chairman of the Board

No, no, no, no. Let me just - I - let me just - I don’t - I really didn’t want to interrupt you. I just wanted to finish. And in terms of doing this, we’re expecting that when the company’s merge together, the earnings run rates will be approximately similar. So, if you look at our two-month performance, which is all interest income, that was $0.17 over two months on a Sunset equivalent share, we’re expecting at least that level of profitability for the company going into the fourth quarter of this year. So, we think that, in a very short time, we should be able to create value. We have a strong pipeline. This is - we - we are going to make sure that this is a winning situation for Sunset shareholders. And our goal, I admit that I’m a little bit surprised, in some ways, but I’ve learned a lot from this transaction.

Bill Vlahos - Odyssey Value Partners - Analyst

You’re surprised a little bit about what?

Daniel Cohen - Alesco - Chairman of the Board

I’m surprised a little bit about - I mean, the way I look at certain assets, in terms of book value, in terms of the book value of a company, a company earnings 4% in a libor flat environment of 4.75% and with assets, some of which can be considered sub-performing and other obligations of a 7% G&A rate, though that’s already factored into the yield, in terms of the way that people look at this value, having done a very, very careful analysis of Sunset financial, not over number of month’s period, bringing in a number of key mortgage-backed professionals that we have. And we have a group of about 15 people who deal with asset-backed securities, we think that we sharpened our pencils as sharp as we could to give the valuation on the as is, where is assets that were in place.

Bill Vlahos - Odyssey Value Partners - Analyst

Well, I don’t buy it. I mean, I certainly see how it’s going to be a very nice and accretive deal for you guys. George, when you took over the company, on the call you talked with a lot of confidence about how your marching orders - I think that’s the term you used - the marching orders was to get the stock price to 10 or book value. And you said that repeatedly on the call. And you - the reality is all that’s really happened is that everyone, other than the shareholders, are making money. Alesco’s going to make a fortune. They got a great price. You and your team have got a nice severance package. Bank of America made a lot of money. Everyone is making money here except the shareholders. And I just don’t - it just doesn’t compute to me. I can appreciate how it could work out over longer periods of time, but I just think that you did a real disservice to the shareholders.

Jay McEntee - Sunset Financial Resources, Inc. - CEO, Cohen Bros. & Company

Hey, Bill. Let me just add - this is Jay McEntee, also from Cohen. And we, at Alesco, we’ve pretty much fully deployed the balance sheet in three months. So, the 13% ROE that we’re seeing at Alesco, we’ll see that same ROE in a quarter out or so with the Alesco equity. So, and we’re very confident that we’ll deploy this capital quickly and we’ll see the same types of returns.

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FINAL TRANSCRIPT

May. 10. 2006 / 10:00AM ET, SFO - Q1 2006 SUNSET FINANCIAL RESOURCES INC Earnings Conference Call

Bill Vlahos - Odyssey Value Partners - Analyst

That wouldn’t surprise me. I - the problem I have is what - this extraordinary deal that you’re getting for Sunset.

Daniel Cohen - Alesco - Chairman of the Board

Well, I just want to point out that we sold, in a private market transaction, at $10.00 a share, $111 million, Jay?

Jay McEntee - Sunset Financial Resources, Inc. - CEO, Cohen Bros. & Company

Yes.

Daniel Cohen - Alesco - Chairman of the Board

Was it — $111 million of new issue stock in a private transaction at $10.00 a share. So - and that was only two months ago. So, in terms of the “tremendous price,” the tremendous value that we’re getting - we just don’t - we think that we’re getting fair value. If you look at the rate of deploying these assets over a relatively short period of time, we think that it’s - we’re getting a relatively reasonable premium in terms of that. Now, that’s one of the key elements. So, this is not a story where - this is a company who has had no access to capital all of a sudden doing this. We deploy - our clients have been deployed hundreds and hundreds and hundreds of millions of dollars of equity and billions of dollars of assets with us last year. And we’re excited to make money for sure relatively quickly. So ...

Bill Vlahos - Odyssey Value Partners - Analyst

That would be unusual if the shareholders actually made any money. So, I’m going to get out of the queue, but as of now, we’re opposed to the deal.

Daniel Cohen - Alesco - Chairman of the Board

Let me - okay.

Bill Vlahos - Odyssey Value Partners - Analyst

I’m sorry. Go ahead.

Daniel Cohen - Alesco - Chairman of the Board

Well, let me just address that because if you look at our track record of shareholders making money, I think it’s relatively good at the companies that I’ve been involved in over time and I think - I wasn’t part of the process for the Sunset Financial. I was one out of the 70 people that looked at it. I only know what bid that I made. And it was, as far as I know, and I’m sure it was a very open process in terms of trying to create value for the shareholders.

Bill Vlahos - Odyssey Value Partners - Analyst

Well, again, I don’t have any quibbles with you. I have quibbles with only a third of the shares having liquidity - $8.74 - and then taking a chance on you guys. So, I’m going to drop out of the queue, but as of now, we’re opposed to the deal. Thank you.

George Deehan - Sunset Financial Resources, Inc. - President, CEO, COO and Director

Thank you.

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FINAL TRANSCRIPT

May. 10. 2006 / 10:00AM ET, SFO - Q1 2006 SUNSET FINANCIAL RESOURCES INC Earnings Conference Call

Operator

Our next question comes from the line of Tom Akin with SFO. Please proceed.

Tom Akin - Talkot Capital

Well, I don’t think I’m with SFO. I think I’m with Talkot Capital. But, George, I apologize that I wasn’t able to speak with you directly. Obviously, you’re too busy to talk to a 9% holder of the company. But be it as it may, Dan, I’m just curious of the math here. You mentioned book value and the relative book value of the two companies. And I just want to get this straight. You went public at a 144 offering at $10.00.

Daniel Cohen - Alesco - Chairman of the Board

We didn’t go public. We raised private capital ...

Tom Akin - Talkot Capital - Shareholder

Okay, well, you raised capital.

Daniel Cohen - Alesco - Chairman of the Board

... two months ago. Yes.

Tom Akin - Talkot Capital

Correct. Two months ago. What is the book value of Alesco now, at the last quarterly - or at last reporting day.

Daniel Cohen - Alesco - Chairman of the Board

John?

John Longino - Alesco - CFO

Eight ninety-two.

Tom Akin - Talkot Capital

Okay, $8.92. That’s what I thought. So, if we’re right in assuming that, somewhere in here, SFO’s got a $9.72 book and we’re paying you, basically, 1.26 shares for reach of your shareholders. And we’re paying you, effectively, $12.24, correct?

Daniel Cohen - Alesco - Chairman of the Board

Well ...

Tom Akin - Talkot Capital

Well, let me just finish my logic here. And then, so that would be from the $8.92 book value, we would be paying you a 37% premium for a private company that just went public and your book value went from an original issue price of $10.00 to $8.91. And that’s a good deal for us.

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FINAL TRANSCRIPT

May. 10. 2006 / 10:00AM ET, SFO - Q1 2006 SUNSET FINANCIAL RESOURCES INC Earnings Conference Call

Daniel Cohen - Alesco - Chairman of the Board

Well, I know that you know a lot about the mechanics of these companies. I know, Tom, that you’re the chairman of Dynex as well. And these - I’m - I believe that your math - the math that you laid out right there is probably completely right. I absolutely think that this is a great deal. Because we’re in the process of redeploying the assets so that we can get, very, very quickly, a 14% return on equity. Our credit track - let me finish - I mean, you want to know my answer. I don’t - I look at what the value of the assets that we’re able to get to at Sunset Financial. I don’t really - I can tell you how we negotiated it and how we tried our best because, obviously, we want people to be - and we want a chance - hopefully, we’ll get to sit down with you and discuss the transaction.

But we had thought that we were the highest bidder in an open situation, which we were. And that we had a transaction that we think would create value relatively quickly, which it will. And would provide maximum liquidity under any scenario to the existing shareholders. So, that’s where - that’s where we believe that we’re creating the best value for shareholders. And then, we really expect to continue to create good value for shareholders going forward.

Tom Akin - Talkot Capital

Well, here’s where I’m having an issue. I know several of your investors in the 144A offering. And they’re obviously sophisticated investors who know what they’re doing. They knew they were buying into a private company and they priced it accordingly. I’m sure they assumed that they would have at least some dilution, initially, for the fees of raising the money and overall overhead. So, they were willing to assume a level of dilution, I’m assuming, around 10%. So, if you say that they were willing to go from a $10.00 to $9.00 discount in their book value to get this thing going because of the “value of the Cohen Brothers,” the hard part I have, Dan, is you’re telling me, Tom or SFO, that we, as shareholders, should pay you $12.24 for $8.92 of book value when just two months ago, you sold $111 million to sophisticated investors at $10.00. Why do we have to pay 22% more?

Daniel Cohen - Alesco - Chairman of the Board

Well, Tom, I look at it - I agree with the math relative book value. I’m sure that you’re not miscalculating on this call. This is the deal that we negotiated with Sunset shareholders. I know that you were invited, at least, to sign a confidentiality agreement to look at other alternatives. We thought that we and we still think that we do provide the best alternative and the best road forward for the shareholders. We can only ask you to - while I understand that you would probably, from what you’re saying is, you’d like to have a services at a cheaper price, we would only hope that you would let us create the value.

What we’re going to be able to do with this company is to create $1.10 book value that’s relatively interest rate insensitive, that has locked-in funding, that doesn’t depend upon warehouse lines for continued funding and that should be able to manage the G&A expenses relatively well overall and should be able to grow the company over time. And the mathematics of this is that, if we continue, even whether it’s at 1.1 times book value or 1.3 times book value, to create more book value to our shareholders, we’ll be able to provide increasing returns and at the same returns on equity and real value. And that’s what we’re really hoping to do.

Tom Akin - Talkot Capital

I - Dan, I think you’re going to do a fabulous job. I’ve checked out you and your team. You guys are obviously topnotch. And extremely bright people come back with nothing but superlatives. I just question whether or not our superior team at SFO has done a good enough job for the shareholders in pricing this deal. And that’s all I’m going to say and thank you much for taking the call.

Daniel Cohen - Alesco - Chairman of the Board

Thank you very much for your nice comments.

Operator

And our next question comes from the line [Ted Watchell] with Millennium Partners. Please proceed.

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FINAL TRANSCRIPT

May. 10. 2006 / 10:00AM ET, SFO - Q1 2006 SUNSET FINANCIAL RESOURCES INC Earnings Conference Call

Ted Watchell - Millennium Partners

Hi. Again, as a 9% holder, I’d have to say that we were a little disappointed with the final result here. There was some comment earlier with somebody saying they just couldn’t believe there wasn’t a better offer. But the reality is we have to believe in the integrity of the process and, clearly, this is what we have in front of us. I’d like to see a better deal, as anybody else would, but that’s not the reality of it. So, what I want to impress upon you gentlemen, Dan and Jay, is to get around in front of shareholders and talk about what you’re doing. I’d be interested in meeting with you, as I’ve indicated to you before, understanding how you get your ROEs in a little more detail. And I think it is not what I hoped for, but it may be a perfectly acceptable alternative, given the situation at hand, and may well make a whole lot more sense than the $8.74 tender offer.

Things may just turn out just fine. For those who want out, there may be ample liquidity and for those who you can convince to stay in, it may all just pair up just fine. And those who get out at $8.74, while they get less than what they expected, they may well get something close to where the stock was trading. So, I really, more comment than question here, I want to just impress upon you that it makes sense for us to get together and see exactly what you guys are about.

Daniel Cohen - Alesco - Chairman of the Board

Absolutely. And we’re committed to this process. We’re committed to making our investors happy. And you’ll find that’s very open and communicative as best as we can be under Regulation FD. And we expect to be talking to our major shareholders and all of our shareholders on a regular basis. Especially, starting next week, I think we will try to schedule some time with the various large shareholders who are involved and explain to them why we’re excited about this. Remember, I’m a shareholder of Alesco. I would love the opportunity to be a shareholder of Sunset. I like this company going forward. I’m not in it for a 4% or whatever, a 7% increase in book value. I’m in it for strong returns on equity over a long period of time. So, I’m excited to come around and talk to you.

Ted Watchell - Millennium Partners

Okay. Thank you.

Daniel Cohen - Alesco - Chairman of the Board

Great.

Operator

There are no more questions in the queue at this time. I will now turn the call back to Daniel Cohen. Please proceed.

Daniel Cohen - Alesco - Chairman of the Board

Okay. Well, thank you very much for your time, everybody. I hope that over the next coming weeks and months - in the next weeks, we’re able to explain our game plan for this company, in the next months we’re able to prove out that game plan and get on the path of making money for the shareholders and creating value for those shareholders so that, by the time these companies do merge together, I’d like to have everyone be a happy shareholder of the new company. And again, thank you very much.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect and have a good day.

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FINAL TRANSCRIPT

May. 10. 2006 / 10:00AM ET, SFO - Q1 2006 SUNSET FINANCIAL RESOURCES INC Earnings Conference Call

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